UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☒ **Form C/A: Amendment to Offering Statement:**

　　☒ **Check box if Amendment is material and investors must reconfirm within five business days.**

　　Nature of the Amendment: New Target Amount deadline; updated cash on hand and burn rate figures.

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer:　SportLync, Inc.

Legal status of issuer:

　　Form:　Corporation

　　Jurisdiction of Incorporation/Organization:　WY

　　Date of organization:　November 1, 2021

Physical address of issuer:　8701 East Hartford Drive, Suite 135, Scottsdale, Arizona, 85258

Website of issuer:　www.sportlync.com

Is there a Co-Issuer:　No

Name of intermediary through which the offering will be conducted:　DEALMAKER SECURITIES LLC

CIK number of the intermediary:　0001872856

SEC file number of intermediary:　008-70756

CRD number, if applicable, of intermediary:　315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

DealMaker Securities LLC will receive cash compensation equal to 8.5% of the aggregate amount raised, along with a one-time advance $17,500 fee for diligence and Form C generation and $2,000/month for account management.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:

None

Type of security offered: Class B Common Stock

Target number of securities to be offered: 3,237

Price (or method for determining price): $3.00

Target offering amount: 10,002.33

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the discretion of the company

Maximum offering amount (if different from target offering amount): 4,999,996.98

Deadline to reach the target offering amount: 09-30-2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	835,111	881,118
Cash & Cash Equivalents:	71,277	393,624
Accounts Receivable:	0.00	0.00
Short-term Debt:	212,139	2,235,156
Long-term Debt:	0.00	0.00
Revenues/Sales:	0.00	0.00
Cost of Goods Sold:	0.00	0.00
Taxes Paid:	0.00	0.00
Net Income:	-1,739,565	-1,189,752

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE		American Samoa	B5
X	Arizona	AZ	X	Nevada	NV		Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ		Northern Mariana Island	1V

X	Colorado	CO	X	New Mexico	NM		Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC		Alberta	A0
X	Florida	FL	X	North Dakota	ND		British Columbia	A1
X	Georgia	GA	X	Ohio	OH		Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK		New Brunswick	A3
X	Idaho	ID	X	Oregon	OR		Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA		Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI		Ontario	A6
X	Iowa	IA	X	South Carolina	SC		Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized
undersigned.

SportLync, Inc.
(Issuer)

/s/ Michael Quiel, President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the
dates indicated.

/s/ Michael Quiel, President
(Signature)

CEO
(Title)

July 17, 2025
(Date)

PART II

OFFERING MEMORANDUM DATED JULY 17, 2025

SportLync, Inc.
8701 East Hartford Dr., Ste. 135
Scottsdale, AZ 85258
www.sportlync.com

**Up to $4,999,996.98 or 1,618,122 shares of Class B Common Stock, plus up to 404,530 "Bonus Shares"
available to early investors for no additional consideration**

Target Investment Amount: $4,999,996.98

Minimum Investment: $10,002.33 (including the $291.33 Investor Transaction Fee)◊

SportLync, Inc., a Wyoming corporation ("SportLync", "Sport Lync", "the Company," "we," or "us"), is offering up to $4,999,996.98 worth of Class B Common Stock, including an Investor Transaction Fee of 3.0% to the Company not to exceed $100.00 per transaction (up to $35,970.84, if fully subscribed at the minimum purchase amount). The minimum target amount under this Regulation CF offering is $10,002.33 (the "Target Amount"). The company must reach its Target Amount of $10,002.33 by September 30, 2025 (the Target Amount was reached on August 7, 2024). Unless the company raises at least the Target Amount of $10,002.33 under the Regulation CF offering by September 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Since the Target Amount was reached on August 7, 2024, no termination or return of funds will occur for failing to reach the Target Amount. Each investor must purchase a minimum of $503.67 worth of shares (163 shares), which includes a 3.0% Investor Transaction Fee (total of $14.67).

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to September 30, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors		Service Fees and Commissions (1)		Net Proceeds	
Minimum Individual Purchase Amount	$	489	$	41.57	$	447.44
Investor Fee	$	14.67				
Aggregate Maximum Offering Amount	$	4,999,996.98	$	424,999.74	$	4,574,997.24

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $17,500 set up fee and $2,000 per month maintenance fee.

Investors will be required to pay an Investor Processing Fee of 3% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the approximate fee for a 1,112 share investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

1







THE COMPANY AND ITS BUSINESS

Confidential Document
SPORTLYNC
Investment Presentation |
by GolfLync Corp

Disclaimer
This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of GolfLync Corp. and its affiliates (collectively, the "Company"). This presentation does not constitute (and may not be construed to be) a solicitation or offer by Company to buy or sell any Company securities or securities of any other person in any jurisdiction or an offer to sell an interest in funds managed by the Company. Securities may be sold only to investors who meet certain qualifications and only after review by the Company. All prospective investors should read the offering documents carefully, including investor qualifications, investment conditions, risk factors, minimum requirements, fees and expenses, tax concerns, and other pertinent information with respect to this investment.
The Company reserves the right to change or modify any of its opinions expressed herein at any time and for any reason and expressly disclaims any obligation to correct, update or revise the information contained herein or to otherwise provide any additional materials, or any liability which may arise from this presentation and any errors contained herein and/or omissions from any use of the contents of this presentation. No representation, warranty or undertaking, express or implied, is given as to the reliability, accuracy, fairness or completeness of the information or opinions contained herein.
The information and opinions included in this presentation constitute forward-looking statements, and you should be aware that all forward-looking statements, estimates and projections are inherently uncertain and subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may differ materially from the information contained herein due to reasons that may or may not be foreseeable. No representation or warranty is made that Company's investment processes or investment objectives will or are likely to be achieved or successful or that the Company's investments will make any profit or will not sustain losses.

Executive

Summary

SportLync creates the first virtual private club for athletes of all sports.

We help players **find**, **match**, **play**, and ultimately **enjoy** their time on the court, field, or course.

Our unique groups enable members to form their own communities, facilitating the scheduling of games, matching by skill level, gender, age, and many more!



Find Games & Players



+140k
Downloads

$2.62
Acq. Cost

-90%
CAC YoY

500M*
Total Addressable Market



Projected Members
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
9.6m
Current; 100k
Y1
Y2
Y3
Y4

Projected Revenue ('000s)
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Y1
Y2
Y3
Y4

* Projected TAM based on current SaaS EBITDA multiples

Problems



Outdated Sites
Old, clunky, and poorly designed sites that customers hate

No Proper Matching
Zero way to book and play with similar players of skill, gender, etc.

Lacks Nearby Updates
No way to tell if there's any open slots or unexpected dropouts

Distrustworthy
Large group of women not participating; desire verification

12:15
In Travel Mode, Laguna Beach
Discover
Golfers
Friends
New
Travel
Search
Golfers
noel ulriksen 43
Daniel Guieb 49
Justin 36
CJ Coleman 26
Peter Choi 40
austing 29
Jenny Recarte 32

SportLync Solutions

- Clean and simple interface that customers love
- Find new players that share similar interests
- Join local games & connect with players near you
- Connect with verified users in your area

PAGE | 6

7


Price Tiers
SL
Bronze
$0
Match with new players daily
Personalized Feed & Local News
Limited Direct Messages / Month
Affiliate Discounts with Partners
Notifications for Local Games
Community Events
Direct Partnerships with Private Facilities
SL
Silver
$49.99/year
All Features in Bronze plus...
Increased Matches
Limited DM's / Month
Affiliate Discounts with Partners
Notifications for Local Games
Community Events
Direct Partnerships with Private Facilities
SL
Gold
$99.99/month
All Features in Silver plus...
Unlimited Matches
Unlimited DMs per Day
Exclusive Products & Discounts
Early Access to Local Games
Community Events
Direct Partnerships with Private Facilities


Projected Growth Metrics
Projected Users
Avg. Value per User
Projected CAC
Annual Revenue per Segment ('Mm)
Trad Value
Affiliate Rev
Projected Valuation, Revenue Multiple ('Mm)
Projected Valuation, EBITDA Multiple ('Mm)
Cons
Base
Optimistic
* Detailed Financial Model, Business Plan, and KPIs available upon request

Employees

The company currently has 0 full-time and 0 part-time employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not own any real estate property.

Perks

Time-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest.

The below table indicates the available bonuses percentages based on when someone invests:

2024 Bonus Tiers	Time	New Investor Bonus Shares	Existing Investor Bonus Shares
Bonus Tier 1	February 1 – February 29	20%	-
Bonus Tier 2	March 1 – March 31	15%	-
Bonus Tier 3	April 1 – April 30	10%	-

Holiday Bonus Tiers	Time	New Investor Bonus Shares	Existing Investor Bonus Shares
Mother's Day	May 1 – May 11	20%	10% on Investment Top-Ups
Father's Day	May 26 – June 15	5%	10% on Investment Top-Ups

Notes on All Time-Based Bonus Tiers:

- Bonus tiers are effective upon filing of the Company's latest Form C/A, reflected om the SEC's EDGAR system.

- 2025 Bonus Periods:

  o Bonus Tier 1: Begins February 1, 2025, at 12:00 am PST (8:00 am UTC) and ends February 29, 2025, at 11:59 pm PST (7:59 am UTC on March 1, 2025).

  o Bonus Tier 2: Begins March 1, 2025, at 12:00 am PST (8:00 am UTC) and ends March 31, 2025, at 11:59 pm PST (7:59 am UTC on April 1, 2025).

  o Bonus Tier 3: Begins April 1, 2025, at 12:00 am PST (8:00 am UTC) and ends April 30, 2025, at 11:59 pm PST (7:59 am UTC on May 1, 2025).

- Holiday Bonus Periods:
  o Mother's Day Bonus: Begins May 1, 2025, at 12:00 am PST (8:00 am UTC) and ends May 11, 2025, at 11:59 pm PST (7:59 am UTC on May 12, 2025).

  o Father's Day Bonus: Begins May 26, 2025, at 12:00 am PST (8:00 am UTC) and ends June 15, 2025, at 11:59 pm PST (7:59 am UTC on June 16, 2025)

- The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

<u>Volume-Based Perks</u>

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages, which shall not be cumulative:

Dollar Amount	Bonus Shares
$1,000.00 or more	5%
$10,000.00 or more	10%
$25,000.00 or more	15%
$100,000.00 or more	20%

<u>User Perk</u>

Any registered user of the Company's app is eligible for an additional 5% bonus shares on their first investment in this Offering.

<u>Repeat Investor Perk</u>

Anyone who invests more than once in this Offering is eligible to earn an additional 5% bonus shares on any investment after their first investment. These perks are retroactively applied to all investors who have participated in this Offering.

The bonuses from the volume-based perks are not stackable with the bonus share percentage received from time-based perks. The user perk is stackable with the greater of the volume-based or time-based perk earned but is not stackable with the repeat investor perks. The repeat investor perk is also stackable with the greater of the volume-based perk or time-based perk earned but is not stackable with the user perk.

Therefore, this makes 25% bonus shares the highest percentage bonus shares available to an investor on a single investment. By way of example, the maximum number of bonus shares could be achieved if someone invests within pursuant to Bonus Tier 1 (20% time-based bonuses from Bonus Tier 1) and they are a registered user of the Company's GolfLync app.

<u>Non-Equity Perks</u>

Investors in this Offering can also earn non-equity if they invest above a certain dollar amount. Non-Equity Perks are not cumulative. The below table indicates the available non-equity perks:

Dollar Amount	Non-Equity Perk
$1,000.00 or more	Silver Membership – 1 Year Term – (Valued at $49.99/Yr)
$2,000.00 or more	Silver Membership – 3 Year Term – (Valued at $49.99/Yr)
$10,000.00 or more	Silver Membership – 1 Year Term – (Valued at $49.99/Yr) Gold Membership – 1 Year Term – (Valued at $99.99/Mo)
$25,000.00 or more	Silver Membership – 2 Year Term – (Valued at $49.99/Yr) Gold Membership – 3 Year Term – (Valued at $99.99/Mo)
$100,000 or more	Gold Membership – 5 Year Term – (Valued at $99.99/Mo) One Round of Golf at Top Private Scottsdale Golf Club with the Company's Chief Executive Officer or Chief Operating Officer

The investor will be notified and given the opportunity to continue receiving the perk by subscribing to the appropriate membership plan. The Gold and Silver memberships are currently provided at no charge, and the $49.99/Yr and $99.99/Mo rates reflect the value of the perk for continued participation after the free bonus period. Investors will have the option to select the membership that best suits their needs and continue to enjoy the associated benefits.

All perks are triggered by the receipt of the signed investment commitment by the investor. The date/time of that signed subscription will be used to establish the perks above.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.

The Company has only limited operations, assets and revenues. As a consequence, while the Company is beginning to develop its application, it does not have sufficient revenues or financial results or history upon which prospective investors may base an assessment of its business and prospects. The Company's operations are subject to all of the risks inherent in the establishment of a developing business in a highly competitive market.

The Company's limited operating history may make it difficult to evaluate its current business and future prospects. The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new projects.

The likelihood of its success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which it operates. If the Company fails to successfully address these risks, its business, financial condition and results of operations would be materially harmed. Any investment in the Company should be considered a high-risk investment because the investor will be placing funds at risk in an unseasoned early-stage company with unforeseen costs, expenses, competition and other problems to which such companies are often subject.

The Company's current operating model may require changes in order for it to scale its operations efficiently. Purchasers should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company. The Company is focused on developing its business and exploring opportunities.

The Company does not have any material cash reserves or operations at this time. No assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern.

The Company may be forced to cease operations.

It is possible that, due to any number of reasons, including, but not limited to the inability by the Company to establish the Shares' utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate, and the Company may dissolve.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of Common or Preferred Stock and/or other classes of equity. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

The Company may not successfully develop or reconstruct the operations.

In addition, the development of the products will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the products plan for any number of reasons, or the Company may be unable to develop the products in a way that realizes those specifications. It is possible that the product construction may not ever occur. The products, if successfully developed and reconstructed, may not meet investor expectations at the time of purchase of Shares.

Furthermore, despite good faith efforts to develop and complete the construction of the products and subsequently to maintain the products, it is still possible that the products will fail to be adequately developed or maintained, which may negatively impact the products or the Shares.

The Company may, but is not obligated to, use the proceeds of this Offering to make significant investments to develop and construct viable operations upon which shareholders and can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the products. While the Company is seeking to competitively recruit experts, there may, from time to time, be a general scarcity of management, technical, scientific, research, marketing and personnel with appropriate training to develop and maintain the products.

Company's operations may not be widely adopted and may have limited users.

It is possible that the business, if developed, will not be used by a large number of organizations, or that there will be limited interest in the creation and development of the business. Such a lack of use or interest could negatively impact the development of the operations, the value of the Shares and the financial position of the Company.

Alternative properties may be established that compete with the Business in this case.

It is possible that alternative properties could be established that utilize the same or a similar protocol or regulations that will underlie the business or that will facilitate services that are materially similar to the business. The business may compete with these alternative properties, which could negatively impact the business and the Shares.

Some market participants in the industry may oppose Company operations.

The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence, than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

We need additional capital to develop our business. If we fail to obtain additional capital, we may not be able to implement our business plan.

The continuation of our operations will require the commitment of substantial additional resources. Currently, we have no established bank-financing arrangements. Our expenses are at a minimum, and therefore, most of the capital raised will be utilized as described herein.

There can be no any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities will result in dilution to our shareholders. The occurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. If adequate additional financing is not available on acceptable terms, we may not be able to continue our business operations.

Our articles and the Bylaws provide for indemnification of the officers and shareholders.

Our articles and Bylaws provide for the indemnification of our officers and shareholders at our expense and limit their liability to the Company. This may result in a major cost to us because company resources may be expanded for the benefit of the shareholders and present or former officers.

We are dependent on key personnel.

The Company's operations and business strategy are dependent upon the knowledge and business connections of the shareholders and the Board. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Memorandum. We could fail without the services of the shareholders and the Board.

The success of the Company will be highly dependent on the expertise and performance of its management team. There can be no assurance that the shareholders and the Board or any additional members of the management team will continue to be associated with the Company or any of their affiliates throughout the life of the Company. The loss of the services of one or more of these individuals could have a material adverse effect on the performance of the Company.

General economic conditions and recent events may affect the Company and its operations.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short and long-term impact of these events is uncertain but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiples and on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

The Company does not expect to make any distributions to holders of the Shares and there can be no assurance of repurchases of Shares.

The Company does not expect to make any distributions to the holders of the Shares other than as set forth herein. However, there can be no assurance that holders of the Shares will not owe taxes with respect to their ownership of Shares, and thus such taxes will have to be paid from the holders' own funds.

There will exist recourse to the Company's assets.

The Company's assets are available to satisfy all liabilities and other obligations of the Company. If the Company becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Company's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability or to any particular operating subsidiary of the Company.

Risks Related to the Securities in this Offering

There currently exists no public trading market for Company shares; and should a public trading market develop in the future, of which there can be no assurance, such trading will likely be subject to the "penny stock" rules.

The shares of the Company are currently not quoted on any stock exchange or electronic quotation systems and, until either a public offering is completed, or SEC shell company requirements are complied with, no public market can exist. Should a public trading market for the shares develop in the future, of which there can be no assurance, the shares will likely be quoted on the OTC Bulletin Board, OTCQX or OTC Pink, or the Frankfurt Stock Exchange. These are more limited trading markets than the NASDAQ Capital Market or NYSE Amex, and timely, accurate quotations of the price of our shares may not always be available. Consequently, the trading activity of a small number of shares may result in wide swings in price and in volume.

In addition, the Company's shares will be subject to the requirements of Rule 15g-9, promulgated under the Exchange Act as long as the price of Company's shares are below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the SEC defines a penny stock as any equity security not traded on an exchange that has a market price of less than $5.00 per share. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the Investor and receive the Investor's written agreement to the transaction. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risk associated with it. Such requirements could severely limit the market liquidity of the Shares and the ability of purchasers to sell their Shares in the secondary market.

The Company has broad discretion in the application of proceeds from the Offering.

The proposed allocation of the net proceeds of this Offering represents the Company's best estimate of the expected use of funds to finance the Company activities based upon its current objectives and perceived market conditions. However, changes in circumstances or strategic approaches may result in a significantly different allocation of the funds depending upon the Company's management and Board's assessments of the Company's needs at the time.

Future issuances of the Company preferred stock could dilute current stockholders and adversely affect the market if it develops.

The Company has the authority to issue as many Shares as deemed necessary, with shareholder approval. These future issuances could be at values substantially below the price paid for Shares by Investors in this Offering, which would result in significant dilution to those investors. In addition, the Company could issue large blocks of shares to fend off unwanted tender offers or hostile takeovers without further shareholder approval, which would not only result in further dilution to Investors in this Offering but could adversely affect the market if one were to develop.

The fact that the Company directors, affiliates and officers will own over 50% of the Company's shares may decrease Investor's influence on shareholder decisions.

The Company's officers, directors, and affiliates in the aggregate, will beneficially own over 50% of the Company shares after the sale of the Maximum Offering Amount. As a result, the Company's officers and directors will have the ability to influence management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to bylaws, and any merger, consolidation or sale of all or substantially all of the Company assets.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Common Stock at $3.00 per share, plus a 3.0% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company is conducting a concurrent financing round only available to accredited investors.
The Company is raising additional capital from accredited investors under Rule 506(c) of Regulation D. This raise may be at a price per share lower than what is available to investors in this Offering. Any capital raised under Rule 506(c) will also result in additional dilution to investors in this Offering.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Noah DiPasquale	Co-Founder & CEO	November 2, 2021 – Present	Part-time
Michael Quiel	Co-Founder & COO	November 2, 2021 – Present	Part-time
Directors:			
Noah DiPasquale	Director	November 2, 2021 – Present	Part-time
Michael Quiel	Director	November 2, 2021 – Present	Part-time

Noah DiPasquale - Co-Founder & Chief Executive Officer

Noah DiPasquale is a seasoned entrepreneur and business leader with a strong background in technology and a passion for golf. He is married with two beautiful children and currently resides in Scottsdale, Arizona. He received his bachelor's degree in business marketing and management and Operations from Northern Arizona University - The W.A. Franke College of Business in 1999, followed by a master's degree in marketing from the University of Phoenix in 2003.

Noah's career has been marked by a series of successful leadership roles. He began as the Director of Recruiting at Phase 2 Solutions in 1999, later transitioning to become the Market Vice President for Datacom. In 2005, he joined Statera, Inc. as a Business Development Executive, where he excelled in driving revenue through sales and marketing engagement.

In 2008, Noah took on the role of Vice President of Sales at Televerde, a company specializing in providing end-to-end marketing and sales solutions with a focus on B2B pipelines. During his time at Televerde, Noah demonstrated his ability to drive maximum ROI for his clients while also making them smarter about their target markets and sales strategies.

In 2016, Noah ventured into entrepreneurship by founding Transcend Solutions, a firm dedicated to helping start-up and multi-billion-dollar organizations achieve the "next level". He successfully led Transcend Solutions until April 2021, showcasing his skills in business growth and development.

Noah currently serves as the CEO of SportLync, the leading social media app for golfers, and Epic Golf Club, a premier professional membership group for executives who love golf. Epic Golf Club offers a unique opportunity for members to forge lasting personal and professional relationships through golf. Members are connected with executives from across the country, opening doors to mutually beneficial business, strategy, or partnership opportunities while playing some of the best courses in the country.

SportLync is the ultimate social media platform for golfers and allows users to connect with local and national golf communities. Its algorithms make it easy to find new golf friends and share golf experiences across a national platform made just for golfers. The unique virtual golf groups (VGC) feature enables members to form their own communities, facilitating the scheduling of tee times with fellow members.

Noah's commitment to excellence, community impact, and innovation continues to drive his success in the intersection of technology and golf. Epic Golf Club, under Noah DiPasquale's leadership, has truly become a global sensation, offering a level of service that is unparalleled in the golfing world. With over 950 members worldwide and growing rapidly, Epic Golf Club has quickly become the go-to destination for golf enthusiasts looking for an exceptional experience. One of the key factors in Epic Golf Club's success is its relationships with some of the world's most prestigious and exclusive golf courses. These partnerships allow Epic Golf Club to offer its members access to courses that are typically reserved for a select few. This, combined with the club's commitment to providing top-tier service, has made it an international phenomenon.

In addition to providing access to exclusive golf courses, Epic Golf Club offers its members access to a range of premium services. Members can enjoy the convenience of private jet services, ensuring seamless travel to their desired golf destinations. The white-glove concierge service provides members with personalized bookings for fine dining, ensuring memorable culinary experiences. Moreover, Epic Golf Club offers luxurious experiences beyond golf, creating unforgettable moments for its members.

Alongside his responsibilities with SportLync and Epic Golf Club, Noah has been actively involved in giving back to the community. From August 2014 to May 2021, he served as a Member of the Board of Directors at the Military Assistance Mission, where he helped provide financial and morale aid to Arizona's active duty military, their families, and wounded warriors. In 2022, Noah founded the Epic Foundation (www.epicfoundation.us), a 501c3 non-profit organization that strives to enrich lives in the communities in which they operate. Through the Epic Foundation, he aims to make a positive impact on society, embodying his commitment to social responsibility. As he navigates the intersection of technology and golf, Noah remains steadfast in his dedication to excellence and community impact.

Everything Noah touches turns into gold, a talent that has significantly contributed to the success of both Epic Golf Club and SportLync. His visionary leadership and unwavering passion for golf have propelled these organizations to remarkable heights, solidifying their positions as industry leaders.

Michael Quiel - Co-Founder & Chief Operating Officer

Michael Quiel is a seasoned entrepreneur and investor with a distinguished background that encompasses military service, finance, brokerage firm ownership, and startup investments. His career is marked by exceptional achievements, integrity, and a proven track record of transforming visionary ideas into lucrative ventures. Mr. Quiel's journey from a naval electrician to a successful businessman and investor demonstrates his unwavering commitment to excellence and his unique ability to identify and capitalize on investment opportunities.

Early Life and Military Service:
Michael Quiel's introduction to the workforce began at the tender age of 14 when he managed a paper route. His early start in the working world instilled in him a strong work ethic that he carried throughout his life. After completing high school with top grades, Michael followed in his father's and uncles' footsteps by enlisting in the US Navy in 1981, dedicating himself to naval aviation. He excelled in aviation electrician school, graduating at the top of his class from Aviation Electrician's Mate "A" School (AE School).

Mr. Quiel's exemplary skills as an electrician were further honed with his squadron, VF-32, where he was stationed in Virginia Beach, Virginia. He oversaw the maintenance of the complex electrical systems of F-14 Tomcats, completing three tours in the Mediterranean. During these tours, he supported critical missions aboard the carrier USS Independence, including involvement in the war with the invasion of Granada and the Marine bombing in Beirut, both occurring in 1983.

During his time in the service, Michael married his high school sweetheart. Together, they raised three daughters who have since grown into highly successful professionals in their respective fields. In 1985, Michael honorably concluded his naval career as a Petty Officer Second Class, the highest rank achievable in his four-year tenure. His peers and naval officers recognized his outstanding service by awarding him "Sailor of the Month" from his squadron.

Financial Industry Pursuits:
After his military career, Michael transitioned to the financial industry, obtaining his Series 7 securities license and passing his Series 24 principals exam. In 1989, he embarked on his first venture by purchasing a brokerage firm, which he sold in 1991 to acquire another firm that he later sold in 1994.

His extensive knowledge in the brokerage business led him to personal production, where he quickly became a top producer, outperforming entire offices of brokers. Michael's honesty and integrity were well-known, as was his ability to find liquidity for substantial positions that would otherwise remain illiquid. He remained the top producing broker at his firm until his departure in 2001.

LegendAdvisor.com, Startups and Real Estate:
Through LegendAdvisor.com which Michael started in 2000, Michael Quiel's entrepreneurial spirit led him to invest in startup companies, becoming the initial investor in 25 different startups. These ventures raised significant capital and revolutionized multiple industries, including food distribution, imports, green energy, fast-charging battery technology, and counter-terrorism software — the latter instrumental in apprehending the Madrid Bombers.

In response to the 2008 financial crisis, Michael seized the opportunity in the housing market, purchasing and renovating homes to finance first-time homebuyers directly. His efforts enabled many grateful families to own homes during a time when financing was scarce.

Investment in Swiss Bank and Legal Battle:
A notable chapter in Mr. Quiel's investment career was his minority stake in a Swiss bank, an opportunity presented to him by his tax attorney. This investment, characteristic of his approach to financing promising startups, unfortunately entangled him in a prolonged legal dispute with the Internal Revenue Service (IRS). The

complexity of international banking and tax regulations turned what he anticipated to be a straightforward investment into a 14-year battle to prove his compliance with tax laws.

Mr. Quiel's resolve was tested as he faced allegations of owning undisclosed financial accounts. However, in US District Court in January 2024 his perseverance paid off when a jury of eight peers delivered a full acquittal on all civil charges related to the ownership of said accounts. This legal vindication was not only a personal triumph but also a testament to his integrity and commitment to justice.

The encouragement of his late father-in-law, Colonel John Lee, was instrumental during this trying period. Colonel Lee's confidence in Michael's character and determination inspired him to fight relentlessly for his rights. The emotional outcome of the trial was palpable, with jurors expressing their support through an unprecedented gesture of hallway embraces following the four-day trial.

Creation of SportLync:
Drawing upon his expansive experience and unwavering spirit, Michael Quiel embarked on his latest venture, SportLync, a golfing app that he developed and funded independently before seeking external investments. His dedication to the project was evident from the creation of the operational prototype, which he meticulously crafted to ensure its appeal to the market.
The fruition of his efforts is reflected in the app's impressive milestone of 100,000 downloads, a clear indication of its growing popularity among golf enthusiasts. Michael's leadership and management skills have been crucial in maintaining low operational costs while simultaneously scaling the company's operations.
Commitment to SportLync's Success:

Michael Quiel's journey through entrepreneurship, investment, and legal challenges has equipped him with a unique blend of skills and experiences. His thorough understanding of business dynamics, combined with a personal ethos centered on perseverance, honesty, and integrity, positions him as a leader dedicated to the success of SportLync. Investors can be assured of his wholehearted commitment to the enterprise, as he brings the same level of dedication and excellence that has defined his career thus far.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of July 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding†	Committed, Not-Issued*	Available
Common Stock	Unlimited	20,000,000	0	Undefined
Class A Common Stock	Unlimited	23,089,267	0	Undefined
Class B Common Stock	Unlimited	47,192	0	Undefined
Series B Preferred Stock	2,000,000	2,000,000	0	0

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold	%	If Max Offering Amount Sold	%
Total Raise				
Offering Expenses	$ 10,002.33		$ 4,999,996.98	
Commissions & Variable Expenses	$ 850.20	8.50%	$ 424,999.74	8.50%

18

Fixed Costs	$	17,500.00		$	17,500
Net Proceeds	**$**	**(8,347.87)**		**$**	**4,557,497.24**

Use of Proceeds		Amount	%		Amount	%
Payroll	$	0.00	23.6%	$	1,075,569.24	23.6%
Marketing & Advertising	$	0	46%	$	2,096,448.73	46%
General & Administrative	$	0	30.4%	$	1,385,479.16	30.4%
Debt Repayment	$	0	0%	$	0	0%
Total Use of Proceeds	**$**	**0.00**		**$**	**4,557,497.24**	

The amounts above have been rounded to the nearest whole dollar in the case of the maximum amount sold. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to Form C/A dated May 30, 225 of which this Offering Memorandum forms a part. The financial statements were audited by Mongio & Associates. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Operating Results

In 2023, the Company incurred total operating expenses of $1,164,345, with significant spending on marketing ($416,093), business consulting ($539,261) and software development ($17,801.53). By 2024, expenses had risen to $1,553,412, reflecting major investments in marketing ($432,715), and business consulting ($341,242). This strategic focus on growth and development contributed to a higher net loss in 2024, amounting to $1,686,098, compared to a net loss of $1,189,752 in 2023.

The Company has achieved impressive user growth, with over 138,000 downloads in under 10 months. Significant milestones include forming over 1,000 virtual golf groups and implementing strategic changes to enhance user acquisition and platform development. Currently, SportLync has no revenue as a revenue model has not yet been decided upon. The implementation of the revenue model is not expected to take effect for another 12-24 months. This period will focus on further developing the platform and expanding the user base to ensure a robust foundation for future monetization.

Liquidity and Capital Resources

As of the end of the fiscal year 2024, the Company had $71,277 in cash on hand, reflecting its current liquidity position. The company has no outstanding long-term debt, providing a strong foundation for future financial planning. To date, all funds raised have been secured entirely through family and friend funding, demonstrating significant personal commitment and confidence in the business from close networks.

As of July 2025, the Company had cash on hand of approximately $12,585. The Company's burn rate is approximately $33,443 per month, which can increase or decrease based on certain variable expenses such as marketing and contractors. Based on the current cash on hand and burn rate, the Company's operations would typically be expected to last for one month without additional funding. The funds raised through this Offering will provide the Company with additional capital to further extend its operational runway and support the execution of its business plan.

The additional $5 million being sought will be strategically utilized to further develop the Company's app and integrate important features, as well as market the app to scale the user base. Specifically, funds will be allocated towards enhancing IT Development Costs, continuing a trend from previous years where substantial investments were made ($341,242 in IT development costs in 2024). This will ensure the platform remains robust and user-friendly, capable of supporting a growing community of golf enthusiasts.

Marketing efforts will also see a significant boost, building on the $432,715 spent in 2024. This will include targeted advertising campaigns, expanding the app's reach, and driving user acquisition at a customer acquisition cost (CAC) of under $3. With over 138,000 downloads achieved in under 10 months, the focus will be on maintaining this momentum to increase user engagement and interaction.

Plan of Operations

Over the next 12-24 months, the Company aims to significantly grow its user base while preparing to implement a robust revenue model. The Company will focus on enhancing the app's functionality to increase user engagement and solidify its market presence within the golfing community. Investments will be directed towards IT development costs to improve user interface and experience. Additionally, the Company plans to amplify its marketing efforts, targeting potential users through digital advertising, partnerships with golf courses and associations, social media campaigns, and influencer collaborations.

Operational improvements will be implemented to enhance efficiency, leverage data analytics for informed decision-making, and scale customer support to maintain high satisfaction levels. The funds raised will be strategically allocated to product development, marketing, and operational improvements. As the company defines its revenue model, potential streams include premium subscriptions, in-app purchases, and partnerships. These strategic initiatives are designed to ensure the Company's financial sustainability and long-term growth.

As laid out in the Use of Proceeds section of this Offering Circular, the Company intends use proceeds of this raise for payroll, marketing, general operations, and the repayment of outstanding debt and other items described herein.

The Company anticipates that it will need to continue to raise capital within 12 months after this Offering in order to continue with the aforementioned plan of operations.

RECENT OFFERINGS OF SECURITIES

Date of the Offering: December 21, 2024

Date of Closing: March 4, 2025

Exemption: Regulation D 506(b)

Type of Security: Class A Common Stock

Total Securities Sold: 58,536 Class A Common Shares

Total Amount Raised: $120,000

Proceeds: The Company used such proceeds for advertising to drive user acquisition, as well as application development, as decided by the Company.

INDEBTEDNESS

As of December 31, 2024, the company does not have any outstanding long-term debt.

RELATED PARTY TRANSACTIONS

The company does not have any related-party transactions.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Articles of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of the Wyoming Business Corporation Act.

General

Class of Security	Common Stock
Securities Authorized	Unlimited

Securities Outstanding	20,000,000
Voting Rights	Each holder of record of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock.
Class of Security	Class A Common Stock
Securities Authorized	Unlimited
Securities Outstanding	3,089,267
Voting Rights	Each holder of record of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally.
Class of Security	Class B Common Stock
Securities Authorized	Unlimited
Securities Outstanding	47,192
Voting Rights	the Class B Common Stock shall be non-voting, and the holders of the Class B Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof, to the fullest extent permitted by applicable law.
Class of Security	Series B Preferred Stock
Securities Authorized	2,000,000
Securities Outstanding	2,000,000
Voting Rights	On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to seven (7) times the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent, LLC., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.sportlync.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.sportlync.com